EXHIBIT 99.1
December 21, 2010

Central Fund of Canada Limited (Symbols: NYSE Amex - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and financial results for the year ended October 31, 2010.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets	As at October 31,
(expressed in U.S. dollars)	2010	2009
Net assets:
Gold bullion, at market	$2,025,827,619	1,292,065,170
Silver bullion, at market	1,802,010,110	1,029,260,117
Cash	82,321,725	2,918,749
Short-term deposits	588,900	61,171,225
Prepaid bullion insurance	62,500	62,500
Interest receivable and other	62,216	162,775
	3,910,873,070	2,385,640,536
Dividends payable	(2,382,827)	(1,960,177)
Accrued liabilities	(1,724,552)	(1,338,221)

Net assets representing shareholders’ equity	$3,906,765,691	2,382,342,138

Represented by:

Capital stock	$2,074,345,988	1,493,341,163
Retained earnings inclusive of unrealized appreciation of holdings	1,832,419,703	889,000,975

	$3,906,765,691	2,382,342,138

Net asset value per share:
Class A shares	$16.39	12.15
Common shares	$13.39	9.15

Exchange rate at year end: U.S. $1.00 = Cdn.	$1.0188	1.0774

Net asset value per share expressed in Canadian dollars
Class A shares	$16.70	13.09
Common shares	$13.65	9.86

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2010 and 2009 Annual Reports and accompanying MD&A’s.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

In fiscal 2010, net assets as reported in U.S. dollars increased by $1,524.4 million or 64.0%.  Two public offerings were completed during the year. Treasury shares were issued in these offerings at a premium over the net asset value per Class A share at the time of pricing, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the share issues totalled $580.8 million, of which $308.2 million was used to purchase 261,864 fine ounces of gold bullion, and $243.2 million was used to purchase 13,093,224 ounces of silver bullion, primarily in physical bar form.  The balance of the proceeds, $29.4 million, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $943.6 million was primarily attributable to the unrealized appreciation of holdings during the year resulting from increases in the prices of gold (29.5%) and silver (44.6%).

During fiscal 2010, the net asset value per Class A share, as reported in U.S. dollars, increased by 34.9% from $12.15 to $16.39.  Gold prices increased by 29.5% and silver prices increased by 44.6% during the fiscal year.  The net asset value per Class A share, as reported in Canadian dollars, while subject to the same factors described above, increased by a lesser rate, 27.6%, from $13.09 to $16.70 primarily due to a 5.4% decrease in the value of the U.S. dollar relative to the Canadian dollar.

CENTRAL FUND OF CANADA LIMITED

Statements of Income (Loss) (expressed in U.S. dollars)	Years ended October 31,
	2010	2009	2008
Income:
Interest	$99,786	353,104	958,973
Change in unrealized appreciation (depreciation) of holdings	955,161,389	734,541,009	(348,028,081)
	955,261,175	734,894,113	(347,069,108)

Expenses:
Administration fees	5,845,297	3,893,726	3,223,989
Safekeeping, insurance and bank charges	2,833,462	1,710,872	1,540,018
Shareholder information	196,621	170,248	165,971
Directors’ fees and expenses	157,557	134,361	139,070
Stock exchange fees	142,004	128,330	129,801
Auditors’ fees	105,228	76,418	110,178
Legal fees	101,829	64,194	113,904
Registrar and transfer agent fees	78,577	75,145	77,569
Miscellaneous	74	1,169	1,198
Foreign currency exchange loss (gain)	(1,029)	1,071	1,851
Total expenses	9,459,620	6,255,534	5,503,549
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$945,801,555	728,638,579	(352,572,657)

Basic and diluted net income (loss) per share:
Class A shares	$4.20	4.24	(2.58)
Common shares	$4.19	4.23	(2.59)

Net income of $945.8 million was reported for the 2010 fiscal year compared to the 2009 net income of $728.6 million.  The increase in net income for 2010 was primarily the result of unrealized appreciation of holdings during the year.  Notwithstanding the increase in cash and cash equivalents, interest income decreased compared to the prior year as interest rates on interest-bearing cash deposits were significantly lower.

Expenses increased by 51.2% over the prior year.   Year end net assets were increased from the prior year due to increases in the prices of gold and silver, combined with the proceeds received from the two public offerings that were completed during the year. This increase in net assets impacted upon several of the expense categories that are a function of net asset levels.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above.  Safekeeping fees have increased during the year for the same reasons.

As a result of administrative disciplines and increases in net assets, expenses as a percentage of average month-end net assets for the 2010 fiscal year decreased to 0.31% compared to 0.33% in 2009.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices.  At October 31, 2010, the Class A shares of Central Fund were backed 98.0% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878